


# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**



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# FORM 11-K

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☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2010**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from ______ to ______**

**Commission file number 001-31946**

**A. Full title of the plan and the address of the plan, if different from that of the issuer named below:**

**HOSPIRA**
**PUERTO RICO RETIREMENT SAVINGS PLAN**

**B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

**Hospira, Inc.**
**275 North Field Drive**
**Lake Forest, IL 60045**

# HOSPIRA PUERTO RICO RETIREMENT SAVINGS PLAN
# UNAUDITED FINANCIAL STATEMENTS
# DECEMBER 31, 2010 and 2009

## CONTENTS

**Hospira Puerto Rico Retirement Savings Plan**
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
**December 31, 2010 and 2009**
**(Unaudited)**

| | 2010 | 2009 |
|---|---|---|
| **Assets** | | |
| Investments, at fair value | $ 632,442 | $ 554,635 |
| Receivables | | |
| Employer contributions | 76 | 120 |
| Employee contributions | 45 | 79 |
| Notes receivable from participants | 45,287 | 24,173 |
| Total receivables | 45,408 | 24,372 |
| **Net Assets Available for Benefits at Fair Value** | 677,850 | 579,007 |
| Adjustment from fair value to contract value for interest in common/collective fund relating to fully benefit responsive investment contracts | 45 | 60 |
| **NET ASSETS AVAILABLE FOR BENEFITS** | $ 677,895 | $ 579,067 |

The accompanying notes are an integral part of these statements.

**Hospira Puerto Rico Retirement Savings Plan**
**STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS**
**Year Ended December 31, 2010**
**(Unaudited)**

| | |
|---|---|
| **Additions** | |
| Contributions | |
| Employer | $ 48,165 |
| Participant | 71,971 |
| Total contributions | 120,136 |
| Investment income | |
| Net appreciation in fair value of investments | 56,972 |
| Interest and dividends | 3,065 |
| Net investment income | 60,037 |
| Interest income on notes receivable from participants | 940 |
| Total additions to net assets | 181,113 |
| **Deductions** | |
| Benefits paid to participants | 82,135 |
| Other expenses | 150 |
| Total deductions from net assets | 82,285 |
| **NET INCREASE IN NET ASSETS** | 98,828 |
| Net assets available for benefits | |
| Beginning of year | 579,067 |
| End of year | $ 677,895 |

The accompanying notes are an integral part of this statement.

**Hospira Puerto Rico Retirement Savings Plan**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2010 and 2009**
**(Unaudited)**

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## NOTE A - DESCRIPTION OF THE PLAN

The following description of the Hospira Puerto Rico Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

### *General*

The Plan operates as a profit sharing plan containing a cash or deferred arrangement qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended, ("PR-Code") and was established effective August 1, 2005 by the Plan sponsor, Hospira Puerto Rico, LLC (the "Company"), whose sole member is Hospira, Inc. ("Hospira").

In general, Puerto Rico employees of the Company may voluntarily participate in the Plan as of the first day of the payroll period immediately following the date of hire. Seasonal employees may join the Plan after one year of employment is completed. Leased employees, independent contractors, employees subject to a collective bargaining agreement, employees considered United States expatriates and employees who do not perform services primarily in Puerto Rico are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Banco Popular de Puerto Rico serves as trustee of the Plan's trust, the Hospira Puerto Rico Retirement Savings Trust.

### *Contributions and Vesting*

Eligible employees electing to participate may contribute from 2% to 18% of their eligible compensation in whole percentages to the Plan, subject to certain limitations. Eligible compensation is an employee's regular base pay, including overtime as well as shift differentials, paid absences, and sales commissions. Participants may choose to make their contributions from either pretax compensation (limited by PR-Code to the lesser of $8,000 or 10% of compensation), after-tax compensation (not to exceed 10% of compensation), or both. Participant contributions may be invested in any or all of the investment options.

Eligible employees who have not provided their elections to participate in the Plan within 60 days of employment will be automatically enrolled in the Plan and have 3% of their compensation contributed to the Plan on a pre-tax basis. These contributions will be invested in a default fund until such employees make different elections. The contribution percentage may be changed at any time. Employees that do not wish to be automatically enrolled may opt out of the Plan.

The Company contributes 5% of a participant's eligible compensation for participants who contribute at least 2% but less than 3% of their eligible compensation and contributes 6% of a participant's eligible compensation for any participant who contributes at least 3% of their

## NOTE A - DESCRIPTION OF THE PLAN – Continued

### *Contributions and Vesting – Continued*

compensation. In addition, for any participant who is (a) age 40 or older as of December 31, 2004, (b) employed by the Company as of August 1, 2005, and (c) actively participating in the Plan on August 31, 2005, an additional 3% employer contribution was made each pay period through August 31, 2010 for those participants who contribute at least 2% of their compensation. Employer contributions are invested each pay period according to the employee's investment elections.

For participants contributing at least 3% in pre-tax contributions and reaching the statutory pre-tax limit will automatically have 3% of such contributions converted to after-tax contributions in order to still receive the employer contribution through the remainder of the Plan year. In addition, those participants contributing only 2% in pre-tax contributions will have only 2% automatically converted to after-tax contributions. Total participant pre-tax and after-tax contributions may not exceed 18% of the participant's eligible compensation or legal limits.

The Plan offers the following investment options: Hospira common stock, JPMorgan Stable Asset Income Fund, JPMorgan SmartRetirement Income Funds, Western Asset Core Plus Bond Portfolio, Lord Abbett Affiliated, SSgA S&P 500 Fund, American Funds EuroPacific Growth Fund, American Funds Growth Fund of America, AllianceBernstein Small-Mid Cap Value Fund, and Buffalo Small Cap Fund.

Participants may direct the trustee to sell all or a portion of the Hospira common stock held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own and Company contributions.

### *Distributions*

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash or as direct rollovers, as applicable. Also, participants with account balances of more than $5,000, exclusive of any rollovers, may elect to defer distribution to a future date, but distribution must be made before April 1 following the year the participant reaches age 70-1/2. Interest, dividends and other earnings will continue to accrue on such deferred amounts. While actively employed, participants are permitted to withdraw their after-tax contributions only, subject to certain limitations.

## NOTE A - DESCRIPTION OF THE PLAN – Continued

*Participant Accounts*

Each participant's account is credited with participant contributions, employer matching contributions, allocations of fund earnings or losses and any applicable administrative fees.

*Notes Receivable from Participants*

Participants may borrow from their pre-tax accounts amounts not to exceed the lesser of 50% of all of their Plan accounts or $50,000, subject to limitations and restrictions. Participants pay interest on such borrowings at an interest rate of the prime rate as reported in *The Wall Street Journal* on the first day of the calendar month in which the loan is initiated. Loans, limited to two per participant, must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to 15 years. Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees leaving the Company during the repayment period, the balance of the outstanding loan must be repaid.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Accounting*

The financial statements have been prepared under the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a common/collective fund, JPMorgan Stable Asset Income Fund, as of December 31, 2010 and 2009. As required, the Statements of Net Assets Available for Benefits present the fair value of the investment in the common/collective fund as well as the adjustment of the investment in the common/collective fund from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

### *Adoption of New Accounting Guidance*

In January 2010, the FASB amended the fair value measurements and disclosures by adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. This amendment is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. With respect to matters other than the reconciliation of Level 3 measurements, the amendment has been adopted. The Plan is currently evaluating the impact this amendment will have on the financial statements' Level 3 disclosures.

In September 2010, the Financial Accounting Standards Board ("FASB") issued guidance clarifying the classification and measurement of participant loans by defined contribution plans. That guidance requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. The Plan adopted this new guidance in its December 31, 2010 financial statements and has reclassified participant loans of $24,173 for the year ended December 31, 2009 from investments to notes receivable from participants. Net assets of the Plan were not affected by the adoption of the new guidance.

### *Investment Valuation*

The Plan's investments are reflected at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk.

The Plan's management established a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

*Investment Valuation - Continued*

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1. Quoted prices for similar assets or liabilities in active markets.

2. Quoted prices for identical or similar assets or liabilities in inactive markets.

3. Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

Level 3 inputs are unobservable for the asset or liability (including the entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

Plan management uses the following methods and significant assumptions to estimate fair value of investments:

Common stock: Valued at the closing price reported on the active market on which the security is traded.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the Plan at year end, which is obtained from an active market.

Common/collective funds: Valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV's unit price is quoted on a private market that is not active.

**Hospira Puerto Rico Retirement Savings Plan**
**NOTES TO FINANCIAL STATEMENTS -CONTINUED**
**December 31, 2010 and 2009**
**(Unaudited)**

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

### *Investment Valuation – Continued*

The following tables present the Plan's investments by level within the fair value hierarchy as of December 31, 2010 and 2009:

| | | Fair Value Measurements at Reporting Date, Using: | | |
|---|---|---|---|---|
| Description | December 31, 2010 | Quoted prices in active markets for identical items (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) |
| Common stock | | | | |
| Hospira | $ 485,809 | $ 485,809 | $ - | $ - |
| Mutual funds | | | | |
| Large Cap Value Fund | 5,378 | 5,378 | - | - |
| Bond Fund | 2,465 | 2,465 | - | - |
| Large Cap Growth Fund | 11,203 | 11,203 | - | - |
| International Equity Fund | 5,173 | 5,173 | - | - |
| Small Cap Growth Fund | 2,506 | 2,506 | - | - |
| Mid Cap Value Fund | 3,480 | 3,480 | - | - |
| Total mutual funds | 30,205 | 30,205 | - | - |
| Common/collective funds | | | | |
| Index Funds (a) | 116,428 | - | 116,428 | - |
| Total assets at fair value | $ 632,442 | $ 516,014 | $ 116,428 | $ - |

| | | Fair Value Measurements at Reporting Date, Using: | | |
|---|---|---|---|---|
| Description | December 31, 2009 | Quoted Prices in Active Markets for Identical Items (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Common stock | | | | |
| Hospira | $ 380,159 | $ 380,159 | $ - | $ - |
| Mutual funds | | | | |
| Large Cap Value Fund | 3,739 | 3,739 | - | - |
| Bond Fund | 1,259 | 1,259 | - | - |
| Large Cap Growth Fund | 4,004 | 4,004 | - | - |
| International Equity Fund | 1,125 | 1,125 | - | - |
| Small Cap Growth Fund | 1,749 | 1,749 | - | - |
| Mid Cap Value Fund | 1,987 | 1,987 | - | - |
| Total mutual funds | 13,863 | 13,863 | - | - |
| Common/collective funds | | | | |
| Index Funds (a) | 160,613 | - | 160,613 | - |
| Total assets at fair value | $ 554,635 | $ 394,022 | $ 160,613 | $ - |

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

### *Investment Valuation – Continued*

The common/collective funds are comprised of several index funds which do not have a readily determinable fair value and are valued at their net asset value per share as provided by the funds' administrators. The following provides additional information regarding these funds:

(a) The investment strategy of these index funds is to match or outperform benchmark indices. The underlying asset allocation of a fund becomes more conservative as a participant approaches retirement, as well as to maintain an optimal portfolio construction. A redemption restriction exists for the SSgA S&P 500 Fund, Class C fund with a fair value of $4,692 and $973 at December 31, 2010 and 2009, respectively, in the form of an accumulated withdrawal right. Under this restriction, the Plan may accumulate an amount equal to 4% per month of holdings that would be eligible for redemption at the NAV. The 4% per month accumulates whether or not the Plan elects to redeem the eligible portion accrued. As of December 31, 2010, 88% of the holdings were eligible for redemption and the holdings will be fully redeemable in April 2011.

### *Investment Income*

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

### *Administrative Expenses*

The Company pays most of the usual and reasonable expenses of the Plan and the Plan administrator. Participants are charged transaction fees for loan and withdrawal processing. Fund investment fees are charged against the net assets of the respective fund.

### *Payment of Benefits*

Benefits are recorded when paid.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

## NOTE C - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2010 and 2009, are as follows:

| | 2010 | 2009 |
|---|---|---|
| Hospira common stock | $485,809 | $380,159 |
| JPMorgan SmartRetirement 2015 Fund | n/a | 35,942 |
| JPMorgan SmartRetirement 2020 Fund | n/a | 51,500 |
| JPMorgan SmartRetirement 2030 Fund | 84,056 | 60,012 |

During 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

| | |
|---|---|
| Common stock | $ 35,712 |
| Mutual funds | 3,204 |
| Common/collective funds | 18,056 |
| Net appreciation | $ 56,972 |

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

## NOTE D - RELATED-PARTY TRANSACTIONS

Certain Plan assets are invested in investments managed by an affiliate of JPMorgan, the custodian of the Plan's assets; therefore, these transactions qualify as party-in-interest. A significant portion of the Plan's assets is invested in Hospira common stock.

## NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions or terminate the Plan in accordance with ERISA and applicable law. In the event that the Plan is terminated, the trustee would distribute to each participant the value of their account as determined by the terms of the Plan.

## NOTE F - TAX STATUS

The Puerto Rico Department of the Treasury has determined and informed the Company, by a letter dated September 5, 2006, that the Plan and related trust are designed in accordance with applicable sections of the PR-Code. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the PR-Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

## NOTE G – RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

| | 2010 | 2009 |
|---|---|---|
| Net assets available for benefits per the financial statements | $ 677,895 | $ 579,067 |
| Less adjustment from fair value to contract value for interest in common/collective fund relating to fully benefit responsive investment contracts | (45) | (60) |
| Net assets available for benefits per the Form 5500 | $ 677,850 | $ 579,007 |

The following is a reconciliation of net increase per the statement of changes in net assets available for benefits for the year ended December 31, 2010 to the Form 5500:

| | |
|---|---|
| Net increase per the financial statements | $ 98,828 |
| 2009 adjustment from contract value to fair value for interest in common/collective fund relating to fully benefit responsive investment contracts | 60 |
| 2010 adjustment from contract value to fair value for interest in common/collective fund relating to fully benefit responsive investment contracts | (45) |
| Net increase per the Form 5500 | $ 98,843 |

Investments in common/collective funds are required to be reported at fair value on the Form 5500.

## NOTE H – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2010 through the date these financial statements were available to be issued. There were no subsequent events that require recognition or additional disclosure in these financial statements.



SUPPLEMENTAL SCHEDULE

**Hospira Puerto Rico Retirement Savings Plan**
**SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)**
**As of December 31, 2010**
**(Unaudited)**

| Identity of party involved/ description of asset | Cost (a) | Current value |
|---|---|---|
| Common Stock | | |
| *Hospira, Inc., common shares 8,723 shares | | $ 485,809 |
| Mutual funds | | |
| Alliance Bernstein Small-Mid Cap Value Fund, Class I shares; 198 | | 3,480 |
| American Funds Growth Fund, Class R5 shares; 369 | | 11,203 |
| American Funds EuroPacific Growth Fund, Class R5 shares; 125 | | 5,173 |
| Buffalo Small Cap Fund, Shares; 96 | | 2,506 |
| Lord Abbett Affiliated, Class Y shares; 463 | | 5,378 |
| Western Asset Core Plus Bond Portfolio, Institutional shares; 229 | | 2,465 |
| Common/Collective funds | | |
| *JPMorgan SmartRetirement 2010 Fund Institutional shares; 185 | | 2,800 |
| *JPMorgan SmartRetirement 2020 Fund Institutional shares; 299 | | 4,513 |
| *JPMorgan SmartRetirement 2030 Fund Institutional shares; 5,600 | | 84,056 |
| *JPMorgan SmartRetirement 2040 Fund Institutional shares; 1,071 | | 16,013 |
| *JPMorgan Stable Asset Income Fund Units; 11 | | 4,354 |
| SSgA S&P 500 Fund, Class C shares; 194 | | 4,692 |
| *Participants notes receivable, 3.25% to 8.25% | | 45,287 |
| | | $ 677,729 |

*Represents a party-in-interest.

(a) Cost information omitted as all investments are fully participant directed.

## SIGNATURES

**The Plan**. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hospira Puerto Rico Retirement Savings Plan
(Name of Plan)

Date: June 27, 2011

______________________________
Kenneth F. Meyers,
Senior Vice President of Organizational Transformation and People Development

## SIGNATURES

**The Plan**. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hospira Puerto Rico Retirement Savings Plan
(Name of Plan)

Date: June 28, 2011

Pamela Hannon,
Vice President, Total Rewards & Employee Services